UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 5, 2011

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

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Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

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TGS Announces Results for the Second Quarter 2011

and Six-Month Period ended June 30, 2011

FOR IMMEDIATE RELEASE: Friday, August 5, 2011

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 37.4 million, or Ps. 0.047 per share (Ps. 0.235 per ADS), for the three-month period ended June 30, 2011, compared to a net loss of Ps. 22.9 million, or Ps. 0.029 per share (Ps. 0.144 per ADS), recorded in the same 2010 period.

The variation is mainly attributable to a loss of Ps. 54.6 million recognized in the second quarter of 2010 generated by the value adjustment of the 20% tariff increase trade receivable registered in December 2009, when TGS was notified that this receivable would be collected in long-term monthly installments.

Net income for the first half of 2011 amounted to Ps. 118.7 million, or Ps. 0.149 per share (Ps. 0.747 per ADS), which compares favorably with the Ps. 52.5 million, or Ps. 0.066 per share (Ps. 0.330 per ADS) recorded in the same period last year. Higher net income mainly stems from higher operating income of Ps. 54.6 million generated by the production and commercialization of natural gas liquids (“liquids”), which was basically driven by the higher reference international prices. In addition, the net income for the first half of 2010 includes the loss of Ps. 54.6 million mentioned above.

Second Quarter 2011 vs. Second Quarter 2010

In the three-month period ended June 30, 2011, TGS posted total net revenues of Ps. 365.1 million, below the Ps. 384.8 million recorded in the second quarter of 2010.

Natural gas transportation revenue amounted to Ps. 149.7 million in the second quarter of June 30, 2011, compared to Ps. 146.2 million earned in the same year-ago quarter. The increase, of Ps. 3.5 million, is mainly due to higher revenues by Ps. 3.2 million generated by the charge for access and use that TGS collects for the operation and maintenance of the pipeline system expansion carried out by the gas trusts.

The natural gas transportation segment represented approximately 41% and 38% of the Company’s total revenue for the second quarters of 2011 and 2010, respectively. Natural gas transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system. This segment is also subject to “ENARGAS” (the National Gas Regulatory Body) regulation

.

The Production and Commercialization of Liquids segment revenue decreased to Ps. 193.0 million in the three-month period ended June 30, 2011, down 11.7% from Ps. 218.6 million in the same 2010 period. This decrease is mainly due to 10.6% less tons sold.

Liquids production and commercialization revenue accounted for approximately 53% and 57% of the total revenue for the second quarters of 2011 and 2010, respectively. Liquids production and commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, where all of TGS’s main pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The commercialization of liquids is done for both, the Company’s own account and on behalf of its clients.

In the second quarter of 2011, Other Services revenues amounted to Ps. 22.4 million, 12% above the same period in 2010. The rise is mainly explained by the higher revenues generated by midstream services.

The Other Services segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 6% and 5% for the three-month periods ended June 30, 2011 and 2010, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the second quarter of 2011 decreased to Ps. 277.5 million from Ps. 305.3 million in the second quarter of 2010. This variation is principally due to the recognition of an allowance for doubtful accounts amounting to Ps. 27.4 million in the second quarter of 2010, which corresponded to the receivable balance that TGS had with MetroGAS S.A. as of the date this client filed for bankruptcy. Additionally, the production costs of liquids were lower in the second quarter of 2011 by Ps. 25.4 million due to lower production; however, it was partially compensated by higher labor cost totaling Ps. 16.9 million.

Other income / (expenses), net experienced a positive variation of Ps. 20.0 million mainly as the result of revenue amounting to Ps. 16.0 million, which corresponds to the early-cancellation of a contract related to the liquids business.

Net financial expense decreased to Ps. 28.8 million in 2011 second quarter from Ps. 100.1 million reported in the same quarter of 2010. This reduction, of Ps. 71.3 million, is mostly attributable to the recognition in the second quarter of 2010 of a Ps. 54.6 million adjustment in the value of the 20% tariff increase trade receivable registered in December 2009, when TGS was notified that most of the receivable would be collected in long term monthly installments.

First Half 2011 vs. First Half 2010

For the six-month period ended June 30, 2011, TGS achieved a total net revenue of Ps. 896.6 million, above the Ps. 871.2 million recorded in the same first half of 2010.

Gas transportation revenue for first half 2011 was Ps. 284.3 million, 7.5% below the Ps. 307.3 million earned in the same previous year period. The reduction of Ps. 23.0 million is mainly due to the accounting in the 2010’s first half of Ps. 30.2 million in revenues associated with the 20% tariff increase, which resulted from a transitional agreement signed between TGS and the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) in October 2008, that was ratified in December 2009 by the Argentine Government through Decree No. 1,918/2009. On December 16, 2010, the Board of Directors of the Company decided to discontinue the recognition of this revenue given that ENARGAS had not yet authorized the billing of the tariff increase, along with the fact that both, ENARGAS and the Ministry of Federal Planning, Public Investment and Services, filed an appeal against the verdict issued by the Judge, who upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS.

The liquids production and commercialization segment increased 10.3% to Ps. 570.3 million in the first half of 2011 from Ps. 516.9 million for the same previous year period. This increase is mainly explained by higher international reference prices of propane, butane and natural gasoline, even when the number of tons sold decreased by 6.4%.

During the first half of 2011, Other Services revenues amounted to Ps. 42.0 million, decreasing Ps. 5.0 million from the same period in 2010. The decrease is mainly explained by the lower revenues generated by management construction services (rendered in connection with pipeline expansion works).

Costs of sales and administrative and selling expenses increased by 2.1% to Ps. 622.8 million in the first half of 2011 from Ps. 610.0 million in the same previous year period. Export taxes and labor costs increased by Ps. 26.2 million and Ps. 23.1 million, respectively, but were partially mitigated by lower production costs of liquids.

Other income / (expenses), net experienced a positive variation of Ps. 22.1 million mainly due to the Ps. 16.0 million revenue mentioned above, which corresponds to the early-cancellation of a contract related to the liquids business.

Net financial expense declined to Ps. 72.7 million at the close of 2011’s first half from Ps. 145.4 million reported in the same 2010 period. This decrease, of Ps. 72.7 million, was mainly related to the Ps. 54.6 million adjustment related to the 20% tariff increase receivable mentioned above.

For the semester ended June 30, 2011, TGS reported a Ps. 89.4 million income tax expense, compared to Ps. 47.6 million reported in the same period of 2010. This Ps. 41.8 million increase is due to higher taxable income reported in the 2011’s semester.

Liquidity and Capital Resources

Cash flow from operating activities for the six-month period ended June 30, 2011 amounted to Ps. 218.4 million, which is 66% above the same cash flow generated in same period of 2010. This increase is mainly explained by a higher cash flow generated by the liquids business and the Ps. 44.0 million lower income tax paid in the six-month period ended June 30, 2011.

Cash flow used to finance activities increased by Ps. 890.2 million as the result of the higher dividend paid in June 2011, which amounted to Ps. 976.0 million compared to Ps. 30.3 million paid in the second quarter of 2010.

For detailed information about the Company’s cash flow please refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Argentina S.A. and a subsidiary, 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, and 10% by Enron Pipeline Company Argentina S.A. (which was acquired by Pampa Energía S.A. on April 8, 2011 after obtaining the corresponding governmental approvals).

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the six-month periods ended

June 30, 2011 and 2010

(In millions of Argentine pesos)

Six-month period ended June 30, 2011	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	284.3	570.3	42.0	-	896.6
Operating income / (loss)	88.0	239.4	(1.6)	(52.0)	273.8
Depreciation of PP&E	79.1	20.2	6.4	3.5	109.2
Additions to PP&E	47.1	9.9	19.2	4.5	80.7

Six-month period ended June 30, 2010
Net revenues	307.3	516.9	47.0	-	871.2
Operating income (loss)	131.8	184.8	13.6	(69.0)	261.2
Depreciation of PP&E	78.0	18.6	6.3	2.8	105.7
Additions to PP&E	33.0	6.6	11.4	6.4	57.4

Breakdown of Net Financial Expense for the six-month periods ended

June 30, 2011 and 2010

 (In millions of Argentine pesos)

	2011	2010
Generated by Assets
Interest	11.1	4.1
Foreign exchange gain	43.6	34.4
Trade receivables discounted value loss	3.8	(54.6)
Subtotal	58.5	(16.1)
Generated by Liabilities
Interest expense	(72.3)	(72.3)
Foreign exchange loss	(48.9)	(50.9)
Others	(10.0)	(6.1)
Subtotal	(131.2)	(129.3)
Total	(72.7)	(145.4)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of June 30, 2011 and December 31, 2010
(In millions of Argentine pesos)

	06/30/2011	12/31/2010
Current assets		
Cash and deposits in banks	131.9	470.1
Investments, net	108.6	619.4
Trade receivables, net	283.6	317.0
Other receivables	56.9	52.3
Inventories	13.7	12.9
Total current assets	**594.7**	**1,471.7**
Non current assets		
Trade receivables	46.1	9.0
Other receivables	68.8	64.9
Investments, net	3.5	2.0
Property, plant and equipment, net	4,027.3	4,059.2
Intangible assets, net	3.9	4.5
Total non current assets	**4,149.6**	**4,139.6**
Total assets	**4,744.3**	**5,611.3**
Current liabilities		
Accounts payable	214.6	293.8
Loans	15.4	14.6
Payroll and social security taxes payable	27.7	37.5
Taxes payable	53.9	97.3
Advances from customers	22.3	18.0
Other liabilities	16.3	6.0
Provisions for contingencies	117.8	106.9
Total current liabilities	**468.0**	**574.1**
Non current liabilities		
Loans	1,537.2	1,487.1
Taxes payable	37.7	29.9
Advances from customers	265.6	227.2
Total non current liabilities	**1,840.5**	**1,744.2**
Total liabilities	**2,308.5**	**2,318.3**
Shareholders' equity	**2,435.8**	**3,293.0**
Total liabilities and shareholders' equity	**4,744.3**	**5,611.3**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2011 and 2010

(In millions of Argentine pesos)

	2011	2010
Cash flows provided by operating activities		
Net income for the period	118.7	52.5
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	109.2	105.7
Amortization of intangible assets	0.5	0.6
Consumption of materials	3.5	1.6
Increase in allowances and provisions	14.1	39.6
Write off of intangible assets retired	0.0	0.2
(Gain) /loss on related companies	(1.8)	(1.1)
Interest expense accrual	72.3	72.3
Result of debt prepayment	0.0	(4.2)
Interest expense paid	(60.1)	(60.1)
Income tax accrued	89.4	47.6
Income tax and asset tax paid	(113.5)	(157.5)
Foreign exchange loss	44.4	52.5
Changes in assets and liabilities:		
Trade receivables	(6.0)	(23.4)
Other receivables	(8.4)	(10.0)
Inventories	(0.8)	(5.2)
Accounts payable	(60.5)	33.9
Payroll and social security taxes	(9.8)	(9.7)
Taxes payable	(11.5)	(39.7)
Advances from customers	29.4	(14.4)
Other liabilities	10.3	(0.2)
Provisions for contingencies	(1.0)	(3.7)
Cash flows provided by operating activities	**218.4**	**131.9**
Cash flows used in investing activities		
Additions to property, plant and equipment	(91.7)	(71.6)
Dividends collected	0.3	0.9
Cash flows used in investing activities	**(91.4)**	**(70.7)**
Cash flows used in financing activities		
Dividens paid	(976.0)	(30.3)
Payment of loans	0.0	(55.5)
Cash flows used in financing activities	**(976.0)**	**(85.8)**
Net decrease in cash and cash equivalents	**(849.0)**	**(24.6)**
Cash and cash equivalents at the beginning of the year	**1,089.5**	**1,025.1**
Cash and cash equivalents at the end of the period	**240.5**	**1,000.5**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: August 5, 2011